Filed Pursuant to Rule 433

Dated October 29, 2018

Registration Statement: No. 333-222063

The Charles Schwab Corporation

$500,000,000 3.550% SENIOR NOTES DUE 2024

$600,000,000 4.000% SENIOR NOTES DUE 2029

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Positive, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	October 29, 2018

Settlement Date (T+2):	October 31, 2018

	3.550% Senior Notes due 2024 (the “2024 Notes”)	4.000% Senior Notes due 2029 (the “2029 Notes”)

Principal Amount:	$500,000,000	$600,000,000

Maturity Date:	February 1, 2024	February 1, 2029

Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2019	February 1 and August 1, commencing on February 1, 2019

Interest Record Dates:	January 15 and July 15	January 15 and July 15

Day Count:	30/360	30/360

Benchmark Treasury:	2.875% due October 31, 2023	2.875% due August 15, 2028

Benchmark Treasury Price / Yield:	99-26 3⁄4 / 2.910%	98-09 / 3.079%

Spread to Benchmark Treasury:	+67 bps	+97 bps

Yield to Maturity:	3.580%	4.049%

Coupon:	3.550%	4.000%

Public Offering Price:	99.861%	99.597%

Gross Proceeds to CSC:	$499,305,000	$597,582,000

Underwriting Discounts per note paid by CSC:	0.600%	0.650%

Aggregate Underwriting Discounts paid by CSC:	$3,000,000	$3,900,000

Net Proceeds to CSC (after underwriting discounts , but before deducting offering expenses):	$496,305,000	$593,682,000

Optional Redemption: Make-Whole Call:	On or after May 1, 2019 and prior to January 1, 2024, CSC may redeem some or all of the 2024 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.	On or after May 1, 2019 and prior to November 1, 2028, CSC may redeem some or all of the 2029 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after January 1, 2024, CSC may redeem some or all of the 2024 Notes at any time at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after November 1, 2028, CSC may redeem some or all of the 2029 Notes at any time at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 AY1 / US808513AY14	808513 AZ8 / US808513AZ88

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Senior Co-Managers:	Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION – AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at June 30, 2018, as adjusted for the offering of $500 million of the 2024 Notes and $600 million of the 2029 Notes.

(In millions)	(as Adjusted for this offering)
Cash and cash equivalents	$14,338
2024 Notes offered hereby	$495
2029 Notes offered hereby	$593
Total debt	$6,877
Total capitalization	$26,974

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Morgan Stanley & Co. LLC at (866) 718-1649.

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